JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

January 7, 2025

Ms. Allison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Precidian ETFs Trust (File Nos. 333-171987 and 811-22524)
argenx SE ADRhedged™, Arm Holdings PLC ADRhedged™, ASE Technologies Holding Co. Ltd. ADRhedged™, ASML Holding NV ADRhedged™, Barclays PLC ADRhedged™, Haleon plc ADRhedged™, Honda Motor Co. Ltd. ADRhedged™, ING Groep NV ADRhedged™, Lloyds Banking Group plc ADRhedged™, Mizuho Financial Group Inc. ADRhedged™, National Grid plc ADRhedged™, Rio Tinto plc ADRhedged™, Silicon Motion Technology Corp. ADRhedged™, Sony Group Corp. ADRhedged™, STMicroelectronics NV ADRhedged™, Taiwan Semiconductor Manufacturing Co. Ltd. ADRhedged™, Unilever PLC ADRhedged™, United Microelectronics Corp. ADRhedged™, Airbus ADRhedged™, Bayer AG ADRhedged™, Bayerische Motoren Werke AG ADRhedged™, Deutsche Telekom AG ADRhedged™, Heineken NV ADRhedged™, Hermes International SA ADRhedged™, Hitachi Ltd. ADRhedged™, L’Oreal SA ADRhedged™, LVMH Moet Hennessy Louis Vuitton SE ADRhedged™, Nestle SA ADRhedged™, Roche Holding AG ADRhedged™, Siemens AG ADRhedged™, and Softbank Group Corp. ADRhedged™ (the “Funds”)

Dear Ms. White:

This letter provides the responses of Precidian ETFs Trust (the “Trust” or the “Registrant”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on November 21, 2024. The comments related to Post-Effective Amendments (each a “PEA” and collectively, the “PEAs”)) No. 174 (“PEA 174”) and 175 (“PEA 175”) to the registration statements of the Trust, which were each filed on October 24, 2024, under Rule 485(a) of the Securities Act of 1933, as amended (the “Securities Act”). The PEA 174 was filed to register shares of eighteen series of the Trust, and PEA 175 was filed to register shares of thirteen series of the Trust (collectively the “Funds”). As we discussed, your comments, unless otherwise indicated, related to each of the PEAs and you indicated that we could respond to the comments for each of the PEAs in this one response letter; we have done so. For your convenience, we have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEAs.

Ms. Allison White
U.S. Securities and Exchange Commission
January 7, 2025

Prospectus Comments Applicable to all Funds

1.	Comment: With respect to PEA 175, please explain supplementally how each Fund’s intended strategy and disclosures are consistent with both Rule 140 under the Securities Act and the no action letter issued to Morgan Stanley in June of 1996.[1] This includes whether each underlying company is eligible to file on Form F-3 and whether ADRs have adequate public reporting.

Response: The Trust notes that each of the ADRs (as defined below) in which the Funds subject to PEA 174 invest are exchange-traded and the underlying issuers are eligible to file on Form F-3 (“Exchange Traded ADRs”). Each of the ADRs in which the Funds subject to PEA 175 invest may be purchased by investors in the United States, including retail investors through their brokerage accounts, on the over-the-counter markets (the “OTC markets”) (these ADRs that trade on the OTC markets are referred to herein as “OTC ADRs” and, collectively with the Exchange Traded ADRs, as the “ADRs”). The OTC ADRs are either eligible to rely on Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the broker-dealers providing public quotations have satisfied the requirements set forth in Rule 15c2-11 under the Exchange Act. As explained in more detail below, the Trust believes that the Funds’ intended strategy and disclosures are not inconsistent with interpretations of Rule 140 (“Rule 140”) under the Securities Act or the Morgan Stanley Letter.

Rule 140

The Trust does not believe Rule 140 is applicable to the Funds. Rule 140 is not applicable in circumstances where the primary issuer (here, the Funds) is not an “underwriter” of the underlying securities. The primary issuer cannot be an underwriter of the underlying securities where the underlying securities are not purchased from the issuer (or an affiliate of the issuer) of the underlying securities. Rule 140 is a definitional rule that further defines when a person is engaged in a “distribution” as the term is used in Section 2(a)(11) of the Securities Act, which defines the term “underwriter.” In other words, a person cannot be “engaged in a distribution” under Rule 140 unless such person first fits within the definition of underwriter.

Rule 140 provides that—

[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, . . . is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of Section 2(11) of the [Securities] Act.

1.	Morgan Stanley & Co., Incorporated (pub. available June 24, 1996) (the “Morgan Stanley Letter”).

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Ms. Allison White
U.S. Securities and Exchange Commission
January 7, 2025
Section 2(a)(11) under the Securities Act defines an “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking . . . .”

As a definitional rule, Rule 140 itself does not impose any requirements. However, the Staff has interpreted the rule to mean that when a person is deemed to be “engaged in a distribution” for purposes of Rule 140, the issuer of the underlying securities purchased by such person implicating Rule 140 is deemed a “co-issuer” and must sign the registration statement of such other person.

The purpose of Rule 140 is to curb the abuses by persons who may underwrite securities through the issuance of their own securities, “and using the proceeds of the sale of those securities to purchase the securities of another issuer, without disclosing to the purchasers of their securities information with respect to the issuer of such securities.”[2] The rule thus serves to prevent issuers from benefitting indirectly through the sale of securities that may otherwise not comply with the Securities Act of 1933.

There is no basis under the Securities Act or Rule 140 to subject the issuer of the underlying securities to Securities Act liability for an offering that does not benefit such issuer, as is the case with each Fund’s offering. Section 2(a)(11) requires that in order to meet the definition of an underwriter, the securities must be purchased directly from an issuer or such sale must be for an issuer. Here, the Fund will hold ADRs generally contributed to it in-kind from Authorized Participants and where such ADRs were acquired by the Authorized Participants or other investors in the secondary market, meaning that the issuer of the underlying securities in the ADRs does not benefit from the Fund’s offering whatsoever. Therefore, the Fund cannot be engaged in the distribution of the ADRs (or of the underlying securities of the ADRs) under section 2(a)(11) of the Securities Act or Rule 140 and it would serve no purpose to require the issuer of the underlying securities to sign the Funds’ registration statements.

Morgan Stanley Letter

The Trust notes, as an initial matter, that a no-action letter issued by the Staff is not a rule or regulation of the Commission, and does not state the Commission’s views, but rather is a position of the Staff that, based on a specified set of facts and conditions, the Staff would not recommend an enforcement action to the Commission. A party’s nonconformity to the particular facts or conditions of a no-action letter does not result in the violation of a statute or rule, but simply means that the party cannot rely upon the no-action position taken by the Staff. Non-conformity with a no-action letter, absent some ascertainable violation of the Securities Act or Exchange Act, is not a basis to prevent a registration statement from going effective or to issue a stop order.

2.	See Merryl Lynch Mortgage Investors, Inc., SEC No-Action Letter (April 18, 1988).

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Ms. Allison White
U.S. Securities and Exchange Commission
January 7, 2025

Although the Trust understands the principles underlying the Morgan Stanley Letter, the Trust notes that the Morgan Stanley Letter was issued by the Staff in 1996, before the 2008 amendments to Rule 12g3-2 and the 2020 amendments to Rule 15c2-11[3]. Each rule has been amended to ensure that there is adequate public information regarding foreign private issuers before a broker-dealer may quote a security on the OTC markets. In this regard, and although not required, the Funds investing in Exchange Traded ADRs have no issue in meeting the requirements of the Morgan Stanley Letter because each underlying issuer is eligible to file on Form F-3.

For historical context, the Trust believes it is important to note that the Morgan Stanley Letter was issued at a time, almost 30 years ago, when information on public issuers was not as easily accessible on the internet or otherwise readily available to the investing public as it is today. The Staff took the position in that no-action letter that: (i) the issuer of a security the performance of which depends materially on the market performance of the securities of another underlying issuer should provide investors with full and fair disclosure about the underlying issuer; (ii) such disclosure need not be provided by the issuer if there is sufficient market interest and publicly available information regarding the underlying issuer; and (iii) sufficient market interest and publicly available information regarding the underlying issuer exist when the conditions of the no-action letter were satisfied. Not surprisingly, given the more limited means of accessing information about an issuer that existed in 1996, the conditions of the no-action letter focused on registration under the Exchange Act and the availability of information about the underlying issuer in SEC filings.

For further historical context regarding availability of information about issuers, the Trust notes filings via EDGAR was not mandatory for all public companies until 2002, when foreign private issuers also became subject to mandatory electronic filing. If an investor wanted to review an issuer’s financial statements before it was an EDGAR filer, the investor had to mail order them from the Commission or visit the SEC’s public reference room in Washington (or at certain other locations). An investor could also incur an expense and purchase these reports from certain commercial distributors. Even if information were available on the internet, surfing the internet in 1996 was not as easy as it is today. The time to download a long filing in the late 90’s, such as an annual or quarterly report, and the not-so-user-friendly formatting of financial statements and other tables on the EDGAR system in its earlier iterations, made obtaining information about issuers very challenging. In the three decades since 1996, in addition to mandatory EDGAR filings, virtually all investors now have easy access to EDGAR filings from their desktop, due to the popularity of and advances in, among other things. browser software capabilities.

3.	See Exemption From Registration Under Section 12(g) of the Securities Exchange Act of 1934 for Foreign Private Issuers, Final Rule, 73 FR 52752 (Sept. 10, 2008) (“Establishing the Rule 12g3-2(b) exemption also permits registered broker-dealers to fulfill their current information obligations concerning foreign private issuers’ securities for which they seek to publish quotations.”) and Publication or Submission of Quotations Without Specified Information, Final Rule, 85 FR 68124 (Oct. 27, 2020) (“[T]he amendments are designed to modernize the Rule and to enhance investor protection by requiring that current information be accessible to investors. Specifically, the amendments provide greater transparency to the investing public by requiring information about the issuer and its security to be current and publicly available before a broker-dealer can begin quoting that security.”).

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Ms. Allison White
U.S. Securities and Exchange Commission
January 7, 2025
Today, publicly available information about public issuers and foreign private issuers is readily available from sources other than EDGAR, as is evident from the ease with which an investor may access abundant information on the internet, and such information is certainly more readily available than in 1996. The Trust notes that most public companies have an “investor information” section on their website, where investors can conveniently obtain business and financial information about the company. Companies also often have a Facebook page, a LinkedIn page, and a Twitter account, and use other social media channels to keep investors informed. All of these channels make important information available almost instantaneously. Investors no longer have to turn to an issuer’s annual report to see historical or recent stock prices. A variety of widely used news websites and business and investor websites all make this information easily available. Many of these services provide convenient tools for accessing other useful information about historical stock prices, including graphs, and the ability to compare the performance of a particular stock against the performance of its peers, or against a relevant sector index or broader market index.

The enhanced availability of information is not limited to companies registered under the Exchange Act. The Trust notes that even the Commission has recognized that advancements in readily available and easily accessible information have warranted modifications to the regulatory regime such that registration under the Exchange Act or a requirement to make periodic filings with the Commission is not necessarily required in all circumstances in order for a security to be traded in the United States markets. Notably, by way of example, in 2008, the SEC modernized its exemption for foreign private issuers under Exchange Act Rule 12g3-2(b). This provision enables companies that are public outside of the U.S., but who have a significant number of U.S. shareholders without having had a public offering in the U.S., to avoid registering under the Exchange Act. The Commission, in adopting amendments to Rule 12g3-2(b), noted numerous developments that caused it to consider such amendments, including increased globalization of securities markets, advances in information technology, and the increased use of ADR facilities by foreign companies to trade their securities in the United States, which have multiplied the number of foreign companies engaged in cross-border activities, as well as increased U.S. investor interest in the securities of foreign companies. These companies now include a significant number of non-U.S. issuers that have ADRs which trade in the U.S. over-the-counter market with “Level I” ADR programs, but do not file periodic reports with the SEC. In a nutshell, the amount of information about virtually all public companies, and the ease with which an individual investor can access that information, has expanded beyond the imagination of a securities lawyer or regulator in 1996. The Trust believes the Staff has to acknowledge that information in the marketplace available to investors is very different than it was almost 30 years ago.

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Ms. Allison White
U.S. Securities and Exchange Commission
January 7, 2025

With respect to the Funds that invest in OTC ADRs, although the underlying issuers do not meet the conditions set forth in the Morgan Stanley Letter, there still should be no reason to prevent these Funds’ registration statement from going effective. First, and most notably as is evident from the market cap, volume of trading, and trading and operating history[4] of the underlying issuers of the OTC ADRs, there is no lack of information in the market regarding the prices of these securities and there is deemed to be adequate public disclosure for retail investors to be able to purchase any of the OTC ADRs through their brokerage accounts. As can be seen in the chart below, the underlying foreign private issuers of the OTC ADRs range in market cap from approximately $18B to $240B and average daily trading volume from approximately 62,000 shares to 14 million shares.[5]

Issuer	Principal Exchange	Market Cap	Avg. Volume
Airbus SE (Paris)	Paris	€122B	1,268,693
Bayer AG	Berlin	€18.558B	4,051,200
Bayerische Motoren Werke AG	XETRA	€47.626B	1,202,718
Deutsche Telekom AG	XETRA	€143.534B	5,613,013
Heineken NV	Amsterdam	€38.785B	720,487
Hermes International SA	Paris	€241.542B	62,927
Hitachi Ltd.	Tokyo	¥17T ($108B)	14,077,629
L’Oreal SA	Paris	€181B	433,534
LVMH Moet Hennessy Louis Vuitton SE	Paris	€314B	487,839
Nestle SA	Swiss	₣194B ($215B)	4,562,734
Roche Holding AG	Swiss	₣201B ($223B)	1,088,351
Siemens AG	XETRA	€148B	1,183,724
Softbank Group Corp.	Tokyo	¥12.703T ($80B)	9,171,675
As conveyed to Trust counsel, the Staff’s concern seems to stem (although it is, admittedly, not abundantly clear from our discussions with the Staff) from the fact that the OTC ADRs are not themselves eligible to be traded on a national securities exchange and, therefore, permitting the Funds to be traded on a national securities exchange would be circumventing the requirements applicable to the underlying foreign private issuers. The Trust notes that the Staff’s comment is contrary to recent positions it has taken with respect to exchange-traded funds that provide exposure to a single crypto asset (consider the numerous leveraged and inverse exchange-traded funds that provide exposure to bitcoin and ether). In these cases, the Staff accepted that an exchange traded fund would be eligible to trade on a national securities exchange where there is sufficient market interest and publicly available information regarding the reference or underlying asset even though such asset did not satisfy the specific conditions of the Morgan Stanley Letter.

4.	For example, Siemens AG has been publicly listed in Germany for over 125 years.
5.	As of 12/24.2024.

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Ms. Allison White
U.S. Securities and Exchange Commission
January 7, 2025
Arguably, the OTC ADRs invested in by each Fund have significantly greater publicly available information on which an investor in the Fund may base their investment decision than the aforementioned exchange traded funds. The investing public is quite aware of companies such as Bayer, BMW, Hermes and the other issuers underlying the OTC ADRs. These are not new companies. Rather, they are companies with lengthy, and in most cases, iconic operating histories that have been publicly traded in their primary markets for decades. We also noted that the Funds, unlike a direct investment in an ADR, will be subject to an additional layer of regulation, which will provide additional oversight protection to investors – that is, the Funds are registered under the Investment Company Act of 1940, as amended (the “1940 Act”) and are managed by a registered investment adviser and an independent Board of Trustees, each of which has a fiduciary responsibility to shareholders that does not necessarily exist when an investor (e.g., a retail investor) purchases an ADR from a broker-dealer.

Performance information for the OTC ADRs (and their underlying issuers) is available through basic internet searches and on brokerage platforms. Further, as shown above, each OTC ADR (and their underlying issuers) has publicly available information on financial websites (such as Yahoo Finance) stating its trading volume, both daily and average trading volume, and other information such as its daily opening, bid and asking prices on the exchange on which it is traded and its current net asset value and net assets. The Trust believes that these facts establish that there is sufficient publicly available information about each OTC ADR (and their underlying issuers). Further, the Trust believes that there is sufficient market interest in each OTC ADR (and their underlying issuers) particularly because of its trading volume and the operating history of these companies.

2.	Comment: Please complete the fee table and confirm that the language and format of the preamble to the fee table is consistent with that required by Item 3 of Form N-1/A.

Response: The Trust has revised the disclosure to address the Staff’s comment.

3.	Comment: In the shareholder fees disclosure in the fee table, please replace “No shareholder fees are levied by the Series for purchases and sales made on the Secondary Market.” with none or N/A or remove completely.

Response: The Trust has revised the disclosure to address the Staff’s comment.

4.	Comment: In correspondence, please advise whether any of the ADRs in which the Funds invest charge fees, and if so, disclose the fees in the fee table, or disclose in other expenses, and discuss their impact on investor returns.

Response: Certain of the ADRs may charge service fees, which are generally levied on dividends and not as part of the initial investment. Therefore, any costs associated with these fees may decrease dividend income, but would not be an expense of investing in the ADR. The Funds will add disclosure about these fees in the principal risks. There is no requirement to disclose these fees in the Funds’ fee tables because ADRs are not investment companies and therefore any attendant fees would not be acquired fund fees and expenses.

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Ms. Allison White
U.S. Securities and Exchange Commission
January 7, 2025
5.	Comment: In the Principal Investment Strategies section for each Fund, the first sentence states “The Series, under normal circumstances, invests at least 95% of its net assets in American Depositary Receipts (“ADRs”) of the _____________ (the “Company”).” Please add, if applicable, “plus borrowings for investment purposes.”

Response: The Funds will not borrow for investment purposes so this clause is not applicable.

6.	Comment: In the Principal Investment Strategies for each of the Fund, briefly explain how the currency swaps work and the circumstances under which the Fund would gain or lose. To the extent there are costs associated with the swaps discuss those and their impact on returns.

Response: The Trust has revised the disclosure to address the Staff’s comment.

7.	Comment: The Staff notes that each Fund intends to enter into currency swaps with notional values tied to its entire portfolio. Supplementally, please advise for each currency about the expected volatilities relative to the U.S. dollar and how the Funds anticipate being able to implement the investment strategy while complying with Rule 18f-4.

Response: Each Fund will be a limited derivatives user under Rule 18f-4. The only derivatives that the Funds will utilize are currency swaps to hedge the currency exposure resulting from investments in ADRs and the notional amount of the currency swaps will not exceed the value of the hedged ADRs by more than 10%.[6] Given that the Funds will use currency swaps for hedging purposes only, and will be limited derivatives users under Rule 18f-4, the Trust is not providing information about the expected volatilities of each currency relative to the US dollar.

8.	Comment: The Funds’ disclosure states, “As a result of mark to market payments or otherwise, the ratio of Portfolio Securities to Shares will vary over time. For example, upon formation, a Series Share might be equal to one Share of the ADR. If the mark to market payments would require the Series to sell ADRs in order to make a payment to the counterparty, each Series Share would equal less than one Share of the ADR.” The Staff suggests disclosing the significance of this statement and consider providing a numeric example.

Response: The Trust has generally revised the disclosure to address the Staff’s comment although Trust is declining the recommendation to provide a numeric example.

9.	Comment: For each ADR, please add a brief description of the nature of the underlying issuer’s business.

Response: The Trust has revised the disclosure to address the Staff’s comment.

6.	See Use of Derivatives by Registered Investment Companies and Business Development Companies, Final Rule, 85 FR 83162 at n. 527 (Dec. 21, 2020) (discussing the use of foreign currency hedges in connection with ADRs and noting that “although denominated in U.S. dollars, investors in [ADRs] are exposed to currency risk equivalent to that incurred by investing directly in the foreign security held in the ADR and that it would therefore be appropriate to “look through” the ADR to the underlying foreign security for purposes of identifying currency hedges under the rule. We agree.”).

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Ms. Allison White
U.S. Securities and Exchange Commission
January 7, 2025

10.	Comment: For each Fund, please add to the disclosure the name of the national securities exchange on which the underlying company is listed and the associated ticker symbol (if applicable). In addition, if applicable, specifically state that the underlying issuer is subject to the informational requirements of the 1934 Act and in accordance therewith files reports and other information with the SEC, and include the following statement: “The SEC maintains an internet site that contains reports, proxy, and information statements and other information regarding the issuer at www.sec.gov.” Also please include a hyperlink to the company’s folder at sec.gov.

Response: For the Exchange Traded ADRs, the Trust has revised the disclosure to address the Staff’s comment. For the OTC ADRs, the Trust has included disclosure substantially similar to that used by broker-dealers publicly quoting each OTC ADR based on whether they are Rule 12g3-(b) certified or otherwise rely on Rule 15c2-11.

11.	Comment: In each Fund’s disclosure regarding “Risk of Investing in Depositary Receipts,” please consider adding disclosure similar to the disclosure on page 92 of the SAI to the effect that sponsored ADRs are established by banks that may charge fees that may be passed on to ADR holders.

Response: The Trust has revised the disclosure to address the Staff’s comment.

12.	Comment: In correspondence, please explain why each Fund has opted to be treated as a grantor trust as opposed to a “regulated investment company” (a “RIC”), as that term is defined under the Internal Revenue Code, and what the impact to the Fund and its investors will be relative to being treated as a RIC. Please clarify in the disclosures how the gains and losses on the swaps are treated as compared to if the Funds were treated as RICs. In addition, please clarify whether such gains and losses flow through to shareholders of the Funds and, if so, please explain this in the filing.

Response: Each Fund has chosen a grantor trust status rather than that of a RIC as each Fund’s investment strategy would not allow it to comply with the diversification requirements of a RIC. As per the existing tax disclosure, pro rata gains and losses recognized on each security, including the swap, will be allocated to each investor. The Trust believes the existing disclosure to this effect is in the registration statement and has not revised the disclosure further in response to this comment.

13.	Comment: Please supplementally disclose the broad-based index that each Fund will use as its benchmark for performance.

Response: Each Fund will use the S&P 500 Index as its broad-based index.

14.	Comment: For the Funds investing in ADRs with underlying issuers located in the U.K., please revise the disclosure to reflect that the local currency for these issuers is the British Pound.

Response: The Trust has revised the disclosure to address the Staff’s comment.

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Ms. Allison White
U.S. Securities and Exchange Commission
January 7, 2025

15.	Comment: For the Funds investing in ADRs with underlying issuers located in Taiwan, please revise the disclosure to reflect that the local currency for these issuers is the New Taiwan Dollar.

Response: The Trust has revised the disclosure to address the Staff’s comment.

16.	Comment: For the Funds investing in ADRs with underlying issuers located in Japan, please revise the disclosure to reflect that the local currency for these issuers is the Japanese Yen.

Response: The Trust has revised the disclosure to address the Staff’s comment.

17.	Comment: In the disclosure discussing the automotive industry risk applicable to Honda, please consider whether the third sentence of the risk is applicable.

Response: The Trust has revised the disclosure to address the Staff’s comment.

18.	Comment: In the Item 4 disclosure of the Rio Tinto plc ADRhedged, please explain by what measure the disclosure stating that Rio Tinto plc is the “world’s second largest metals and mining corporation” is based on.

Response: The Trust has revised the disclosure to address the Staff’s comment.

19.	Comment: In Item 4 of the Taiwan Semiconductor Manufacturing Co. Ltd. ADRhedged, please clarify in the disclosure what is a “wafer semiconductor device.”

Response: The Trust has revised the disclosure to address the Staff’s comment.

20.	Comment: In Item 4 of the Unilever PLC ADRhedged disclosure, please clarify in the disclosure what is meant by the statement “multinational fast-moving consumer goods company.”

Response: The Trust has revised the disclosure to address the Staff’s comment.

21.	Comment: In Item 4 of the United Microelectronics Corp. ADRhedged disclosure, please clarify the statement “engaged in the semiconductor foundry company…” and clarify the meanings of “IC fabrication services” and “logic and various technologies.”

Response: The Trust has revised the disclosure to address the Staff’s comment.

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Ms. Allison White
U.S. Securities and Exchange Commission
January 7, 2025
Comments on the SAI

22.	Comment: Please revise the number of portfolios for accuracy in the first sentence under the Overview Section on Page 92. In the third sentence of the same section, please consider removing the phrase “such as the Series” from the sentence that states “Generally, ETFs, such as the Series, allow you to buy or sell Shares that represent the collective performance of a selected group of portfolio instruments that are designed to achieve a particular objective.”

Response: The Trust has revised the disclosure to address the Staff’s comment.

23.	Comment: The disclosure on page 92 regarding “Sponsored ADRs” states, “The depositary bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest, and processing corporate actions.” With respect to the statement that the bank may not have physical custody, please supplementally advise the Staff about how this statement would be true and the risk it imposes to investors.

Response: This disclosure is in reference to the fact that most depositary banks do not have physical custody of the underlying securities because they are actually held on deposit with a custodian bank in the relevant local market for the underlying issuer. The risk this imposes to investors would be the same as with any foreign security held by an investment company via a foreign sub-custodian in that it is subject to the regulatory and political environment of the relevant local jurisdiction.

24.	Comment: Please add a footnote to the fee table noting that a Fund would be expected to pay a share of fees attendant to an ADR, which it would not pay if investing directly in the foreign securities.

Response: The Trust declines to add the suggested disclosure to the fee table. The ADRs are not investment companies and therefore are not acquired funds that have acquired fund fees and expenses as this concept is described in Form N-1A.

25.	Comment: On page 92 of the SAI, please clarify in the filing what it means to be a nominal counterparty and what the alternative would be.

Response: The Trust has revised the disclosure to address the Staff’s comment.

26.	Comment: The disclosure regarding the Investment Manager indicates that that the manager has been registered as an investment manager with the SEC since 2024. Earlier filings indicated that it has been registered since 2011. Supplementally, please explain the apparent inconsistencies. If the manager did just register, please consider adding risk associated with new advisor.

Response: The Trust has clarified the disclosure.

27.	Comment: Revise the SAI disclosure to note that “[a] discussion regarding the basis for the Board of Trustees approving the Management Agreement will be available in the Series next Report to Shareholders” to reflect changes resulting from the effectiveness of the tailored shareholder reports rules.

Response: The Trust has revised the disclosure to address the Staff’s comment.

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Ms. Allison White
U.S. Securities and Exchange Commission
January 7, 2025
Comments Applicable Only to OTC ADR Funds

28.	Comment: Please clarify in the disclosure relating to Airbus SE ADRhedged regarding whether the Fund invests in sponsored or unsponsored ADRs. Please also reconcile the disclosure on page 72 of the prospectus and page 4 of the SAI regarding sponsored and unsponsored ADRs.

Response: The Trust has revised the disclosure to address the Staff’s comment.

29.	Comment: In the fund summary disclosure on page 35 describing Hitachi Ltd., the disclosure states “Hitachi Ltd. provides digital system and services, green energy and mobility, and connective industry solutions in Japan and internationally.” Please disclose in the filing the types of “green energy and mobility” Hitachi provides and what “connective industry solutions” are.

Response: The Trust has revised the disclosure to address the Staff’s comment.

30.	Comment: In the fund summary disclosure on page 57 describing Roche Holding AG, please clarify in the filing what is meant by “diagnostic businesses.”

Response: The Trust has revised the disclosure to address the Staff’s comment.

31.	Comment: In Item 4 disclosure for Siemens AG ADRhedged, please consider adding specific risk disclosure for “rail transport and health technology.”

Response: The Trust has revised the disclosure to address the Staff’s comment.

32.	Comment: Please confirm that the disclosure regarding “application software,” “systems software” and “computer software” is applicable to Hitachi Ltd. and Siemens AG.

Response: The Trust confirms this risk disclosure is applicable to both Hitachi Ltd. And Siemens AG.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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